SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  28 October 2013

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Third Quarter Americas RevPAR Growth Announcement

Exhibit No: 99.1

28 October, 2013

InterContinental Hotels Group PLC announces Third Quarter Americas RevPAR Growth at Annual Conference for Hotel Owners

InterContinental Hotels Group's ("IHG") annual conference for hotel owners in the Americas region commences today. Details of revenue per available room (RevPAR) for IHG's brands in the US and Americas for the third quarter 2013 and for the nine month period to 30 September 2013 will be disclosed at this conference and are tabled below.

IHG's comparable US RevPAR for the nine months to 30 September 2013 grew 4.5%, driven predominantly by rate up 2.9%. Third quarter US RevPAR growth was 3.5%, with rate up 2.5%. RevPAR growth of 1.6% in September was softer than the trend from preceding months, reflecting slower group business, as seen across the industry as a whole, following the earlier timing of certain holidays.

Current trading trends give us confidence for the rest of the year and our strategy for high quality growth positions us well for continuing success into the future.

IHG's full third quarter Interim Management Statement will be released at 7am UK time on Tuesday 5 November.

US Comparable RevPAR Growth (constant currency)	July 2013	August 2013	Sept 2013	Third Quarter 2013	Nine months to 30 Sept 2013
InterContinental	3.7%	11.6%	3.7%	6.2%	7.6%
Crowne Plaza	6.6%	4.4%	3.0%	4.7%	5.6%
Holiday Inn	3.2%	3.1%	(0.9)%	1.9%	3.4%
Holiday Inn Express	4.5%	3.6%	1.7%	3.4%	3.8%
Staybridge Suites	8.1%	6.5%	5.9%	6.9%	7.3%
Candlewood Suites	4.4%	2.9%	2.9%	3.4%	5.5%
Hotel Indigo	9.6%	7.1%	5.9%	7.6%	9.0%
Total US	4.6%	4.1%	1.6%	3.5%	4.5%

Americas Comparable RevPAR Growth (constant currency)	July 2013	August 2013	Sept 2013	Third Quarter 2013	Nine months to 30 Sept 2013
InterContinental	6.1%	12.3%	6.9%	8.4%	8.2%
Crowne Plaza	6.7%	3.8%	3.6%	4.7%	5.1%
Holiday Inn	3.2%	3.3%	(0.4)%	2.1%	3.3%
Holiday Inn Express	4.4%	3.5%	1.7%	3.3%	3.6%
Staybridge Suites	7.8%	6.9%	5.9%	6.9%	7.2%
Candlewood Suites	4.4%	3.0%	2.9%	3.4%	5.4%
Hotel Indigo	9.0%	6.1%	5.4%	6.9%	7.6%
Total Americas	4.6%	4.3%	2.1%	3.7%	4.4%

For further information, please contact:

Investor Relations (Catherine Dolton, Isabel Green):	+44 (0)1895 512 176	Mobile +44 (0) 7808 095604
Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512 008	Mobile +44 (0) 7736 746767

Notes to Editors:

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo® Hotels, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express® Hotels, Staybridge Suites® Hotels, Candlewood Suites® Hotels, EVEN™ Hotels and HUALUXE™ Hotels & Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 74 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet for Elites across all hotels, globally.

IHG franchises, leases, manages or owns over 4,600 hotels and 678,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit  www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit:www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	28 September 2013